                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13 E-4
                          ISSUER TENDER OFFER STATEMENT
          (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                          PENNSYLVANIA ELECTRIC COMPANY
               (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                   Cumulative Preferred Stock, 4.40% Series B
                   Cumulative Preferred Stock, 3.70% Series C
                   Cumulative Preferred Stock, 4.05% Series D
                   Cumulative Preferred Stock, 4.70% Series E
                   Cumulative Preferred Stock, 4.50% Series F, and Cumulative Preferred Stock, 4.60% Series G
                         (TITLE OF CLASS OF SECURITIES)

            708696-10-9 (Cumulative Preferred Stock, 4.40% Series B) 708696-20-8 (Cumulative Preferred Stock, 3.70% Series C) 708696-30-7 (Cumulative Preferred Stock, 4.05% Series D) 708696-40-6 (Cumulative Preferred Stock, 4.70% Series E) 708696-50-5 (Cumulative Preferred Stock, 4.50% Series F), and 708696-60-4 (Cumulative Preferred Stock, 4.60% Series G)
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  T. G. HOWSON
                                 Vice President
                              c/o GPU Service, Inc.
                              100 Interpace Parkway
                          Parsippany, New Jersey 07054
                             (Tel. No. 201-263-6500)

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S)
                                FILING STATEMENT)

                                November 13, 1996
          (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
                                    HOLDERS)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
----------------------                                 --------------------
$25,564,349.94                                         $5,112.87

* Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-ll(b)(1) thereunder, the transaction value was calculated by multiplying 56,810 shares of Cumulative Preferred Stock, 4.40% Series B, 97,054 shares of Cumulative Preferred Stock, 3.70% Series C, 63,696


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     shares of Cumulative Preferred Stock, 4.05% Series D, 28,739 shares of
     Cumulative Preferred Stock, 4.70% Series E, 42,969 shares of Cumulative Preferred Stock, 4.50% Series F, and 75,732 shares of Cumulative Preferred Stock, 4.60% Series G, by $73.44, $59.64, $67.61, $78.45, $75.11, and
     $76.79, the respective per share purchase prices.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-ll(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

Amount Previously Paid: N/A                            Filing Party: N/A
Form or Registration No.: N/A                          Date Filed: N/A


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                                EXPLANATORY NOTE

     Copies of the Offer to Purchase (the "Offer to Purchase") and each Letter of Transmittal, among other documents, have been filed by Pennsylvania Electric Company, a Pennsylvania corporation (the "Company"), as Exhibits to this Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"). Unless otherwise indicated, all material incorporated by reference in this Statement in response to items or sub-items of this Statement is incorporated by reference to the corresponding caption in the Offer to Purchase, including the information stated under such captions as being incorporated in response thereto.

ITEM 1.   Security and Issuer.

(a) The name of the issuer is Pennsylvania Electric Company, a Pennsylvania corporation that has its principal executive offices at 2800 Pottsville Pike, Reading, Pennsylvania 19605.

(b)       The information set forth in the front cover page, the "Introduction,"
          Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" and Section 11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 8--"Price Ranges of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

(d)       Not applicable.

ITEM 2.   Source and Amount of Funds.

(a)-(b) The information set forth in Section 10--"Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a)-(j) The information set forth in Section 1--"Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer;" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.   Interest in Securities of the Issuer.

The information set forth in Section 11--"Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.


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ITEM 5.   Contracts,  Arrangements,  Understandings  or  Relationships  with
          Respect to the Issuer's Securities.

          Not applicable.

ITEM 6.   Persons Retained, Employed or to be Compensated.

          The information set forth in Section 14--"Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.   Financial Information.

(a) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase and Exhibits (g)(l) and (g)(2) hereto is incorporated herein by reference.

(b) The information set forth in Section 9--"Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.   Additional Information.

(a)       Not applicable.

(b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the offer in the Offer to Purchase other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-3 and Rule 13e-4 and the requirements of the state securities or "Blue Sky" laws.

(c)       Not applicable.

(d)       Not applicable.

(e) Reference is hereby made to the Offer to Purchase and the Form of Letter of Transmittal, copies of which are attached hereto as Exhibits
          (a)(1) and (a)(2), respectively, and incorporated herein by reference.


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ITEM 9.   Material to be Filed as Exhibits.

Exhibit
  No.     Description
-------   -----------

(a)(1)    Offer to Purchase dated November 13, 1996.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 13, 1996.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)    Form of Letter to Holders of Shares dated November 13, 1996.

(a)(7)    Press Release dated November 13, 1996.

(a)(8)    Form of Summary Advertisement dated November 13, 1996.

(a)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

(g)(1) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-3522.

(g)(2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated by reference to SEC File No. 1-3522.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 1996                     PENNSYLVANIA ELECTRIC COMPANY

                                             By: /s/ T.G. Howson
                                                 ---------------
                                             Name: T.G. Howson
                                             Title: Vice President


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                                  EXHIBIT INDEX
                                  -------------

Exhibit
  No.     Description
-------   -----------

(a)(1)    Offer to Purchase dated November 13, 1996.

(a)(2)    Form of Letter of Transmittal.

(a)(3)    Form of Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 13, 1996.

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)    Form of Letter to Holders of Shares dated November 13, 1996.

(a)(7)    Press Release dated November 13, 1996.

(a)(8)    Form of Summary Advertisement dated November 13, 1996.

(a)(9) Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)       Not applicable.

(c)       Not applicable.

(d)       Not applicable.

(e)       Not applicable.

(f)       Not applicable.

(g)(1) Annual Report on Form 10-K for the year ended December 31, 1995, incorporated by reference to SEC File No. 1-3522.

(g)(2) Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, incorporated by reference to SEC File No. 1-3522.


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